UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Keithley Instruments, Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
487584 10 4
(CUSIP Number)
Joseph P. Keithley
28775 Aurora Road
Solon, Ohio 44139-1891
(440) 248-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	487584 10 4

1	NAMES OF REPORTING PERSONS Joseph P. Keithley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		2,837,936

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,837,936

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,837,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	487584 10 4

1	NAMES OF REPORTING PERSONS Keithley Investment Co. Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		1,954,816

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,954,816

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,954,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	487584 10 4
This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the common shares, without par value (the “Common Shares”), of Keithley Instruments, Inc., an Ohio corporation (the “Company”), and is primarily filed to reflect changes to the initial Schedule 13D dated April 12, 1988 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D dated February 5, 1990 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D dated March 9, 1991 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D dated November 15, 1997 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D dated February 27, 2004 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D dated March 9, 2009 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D dated March 12, 2009 (“Amendment No. 6”), and Amendment No. 7 to Schedule 13D dated December 8, 2009 (“Amendment No. 7” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the “Prior Amendments”), as a result of certain amendments to the Amended and Restated Limited Partnership Agreement of the Keithley Investment Co. Limited Partnership (the “Family Partnership”), dated August 1, 1997 (the “Family Partnership Agreement”). Except as otherwise reflected in this Amendment No. 8, there have been no material changes to the information contained in the Original 13D, as amended by the Prior Amendments.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended as follows:
The following table shows the number and percentage of Common Shares beneficially owned by each of the Investors and by the Investors as a group as of April 9, 2010.

Name	Common Shares		Percent of Class
Family Partnership	1,954,816	(1)	12.41%
Joseph P. Keithley	2,837,936	(2)	17.40%
Investors as a group	2,837,936		17.40%

(1)	Represents 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares.

(2)	Includes (a) 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares owned by the Family Partnership, (b) 46,062 Common Shares issuable upon the conversion of 46,062 Class B Shares owned by the Joseph F. Keithley 1988 Family Trust, an Ohio trust of which Joseph P. Keithley is trustee, (c) 130,000 Common Shares issuable upon the conversion of 130,000 Class B Shares, (d) 564,150 Common Shares subject to options that are currently exercisable or that are exercisable within 60 days from the date of this Amendment No. 8, and (e) 2,448 Common Shares owned by Joseph P. Keithley’s wife. Joseph P. Keithley disclaims beneficial ownership of the Common Shares owned by his wife.
All holders of Class B Shares are entitled to convert any or all of their Class B Shares into Common Shares at any time on a share-for-share basis. Each Class B Share is entitled to ten votes on all matters presented for a vote to the shareholders of the Company. Accordingly, the Investors are entitled to exercise 62.72% of the voting power on all matters presented for a vote to the shareholders of the Company, including the election of directors.
Except as otherwise described in this Amendment No. 8, the Investors have not engaged in any transactions in the Common Shares or the Class B Shares in the past 60 days.

CUSIP No.	487584 10 4
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended as follows:
On April 1, 2010, Joseph P. Keithley (the “General Partner”), the Joseph F. Keithley 1988 Family Trust f/b/o Joseph P. Keithley u/a/dtd 4/12/88, the Joseph F. Keithley 1988 Family Trust f/b/o Roy F. Keithley u/a/dtd 4/12/88, and the Joseph F. Keithley 1988 Family Trust f/b/o Elizabeth M. Keithley u/a/dtd 4/12/88 amended the Family Partnership Agreement to extend the term of the Family Partnership until the earlier of December 12, 2018 or the date on which the Family Partnership no longer owns any Common Shares. Prior to the amendment, the term of the Family Partnership continued until December 12, 2013, unless it was earlier dissolved and terminated pursuant to the provisions of the Family Partnership Agreement.
In addition to extending the term of the Family Partnership, the Family Partnership Agreement was amended to clarify and/or modify (i) the definition and succession of the General Partner, (ii) the procedures for dissolution of the Family Partnership and related matters, (iii) the transfer of a partner’s partnership interest, and (iv) certain provisions to correspond to modifications made relating to the 2:1 split of the stock of the Company on June 1, 2000, including a reduction in the minimum per share price with respect to Common Shares that may be sold by the General Partner in the event the dividends generated by the Common Shares are insufficient to make certain required distributions set forth in the amended Family Partnership Agreement.
The Amendment to the Family Partnership Agreement, dated April 1, 2010, is filed as Exhibit 2 hereto and is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
1. Agreement among the Investors to file a joint statement on Schedule 13D.
2. Amendment to the Amended and Restated Limited Partnership Agreement of the Keithley Investment Co. Limited Partnership, dated April 1, 2010.

CUSIP No.	487584 10 4
SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of April 9, 2010.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership
By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley
Joseph P. Keithley